

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2014

<u>Via E-mail</u>
Mr. Ken Kovie
President
Upholstery International, Inc.
8005 W. 183rd Street, Ste E
Tinley Park, IL 60423

> **Re: Upholstery International, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed November 21, 2014**
> **File No. 333-195209**

Dear Mr. Kovie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   In your response to comment 1 of our letter dated October 9, 2014, you state you have abandoned your public offering and will register the shares owned by the "selling shareholders." In your prior response you stated that you relied on Rule 506 (b) for your private offerings. Without further analysis, it appears that you have a possible violation of Section 5 for your offers and sales of common stock in reliance on Rule 506(b). Therefore, please revise your registration statement to include risk factor disclosure and a recent developments section to discuss the consequences of your potential Section 5 violation, including whether you should reflect the proceeds of the "private" placement as a contingent liability on your balance sheet.

2.   We note that you are registering the sale of 100,200 shares of common stock by the selling stockholders. Given the company's shift from a self-underwritten best effort IPO to a selling shareholder offering, the relationship of certain selling stockholders to the company and the fact there is currently no market for your common shares, it appears that the selling stockholders may be acting as a conduit for the company in an indirect primary offering. Therefore, please fix the price at which the selling shareholders will offer their shares for the duration of the offering. Also identify the selling stockholders as underwriters on the prospectus cover page and throughout the prospectus, such as in the Plan of Distribution section. If you disagree with our analysis, please advise us of your basis for determining that the transaction is not an indirect primary offering, taking into consideration each of the factors identified in in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, as well as any other factors you deem relevant.

3.   We note your response to comment 5 and the revised disclosure in your registration statement that you issued 200,000 shares to Lambert Private Equity in error and have reissued a stock certificate for 80,000 shares. However, the number of shares issued and outstanding has not been modified to account for the difference of 120,000 shares. Please advise whether the disclosed number of 20,000,200 shares issued and outstanding is accurate.

Summary Information about Upholstery International, Inc, page 4

4.   We note that you deleted the disclosure on page 4 about the amount of funding you will need to implement your business plan. Please provide this disclosure in the paragraph on page 4 that discusses your auditor's opinion that the ability of the company to continue as a going concern is dependent on raising capital to fund your business plan and ultimately to attain profitable operations

Risks Related to Financial Condition, page 13

If we do not obtain adequate financing, our business will fail, resulting in the complete loss of your investment, page 13

5.   To provide context to the risks discussed, please disclose the amount of funding you will need in the next 12 months and the amount you will need to implement your business plan.

UI's agreement with Lambert Private Equity LLC has specific registration rights that could affect potential shareholder rights, page 13

6.   We note in your response to comment 4 that you state you revised your filing. We do not see those revisions, so we reissue our comment. In the first paragraph of this risk factor,

you disclose that Lambert would purchase shares under the agreement using the 30 day price trading average. Please reconcile this disclosure with your disclosure in the seventh paragraph of this risk factor that Lambert's purchase price for shares is based upon the then-prevailing lowest volume weighted average share price over a 15-day period.

7.   In the third paragraph of this risk factor and on page 27, you state the following: "Lambert Private Equity's agreement via the first page states that per the structure of the Private Equity Agreement, the company will sell the shares to Lambert Private Equity at a par value of .001." Please delete or revise this statement as it suggests the company will sell shares to Lambert at $0.001 pursuant to the agreement. Instead, the agreement states that Lambert will invest up to $10 million "to purchase the Company's common stock, $.001 par value per share (the 'Common Stock')."

8.   This risk factor combines at least three separate risks under one heading. Each risk should be presented under a separate risk factor heading with corresponding discussion that clearly identifies the risks and uncertainties to investors. We note, for example, that three distinct topics—dilution to existing shareholders, Lambert's registration rights and the possibility that Lambert might not be able to provide the necessary funding—should each be addressed in a separate risk factor. Your revised disclosure should inform investors of the specific circumstances under which each of these risks may materialize or adversely impact investors. As an example, we note your statement that Lambert's registration rights "could affect potential shareholder rights." Your revised disclosure should identify the specific shareholder rights and the risks to investors as a result of Lambert's registration rights.

9.   Please provide a table that illustrates how the agreement with Lambert could result in dilution to shareholders through the issuance of shares to Lambert. In the table, disclose the number of shares that the company could issue based upon a trading price of $2.50 (the price at which the selling shareholders are selling their shares), and trading prices 75%, 50% and 25% lower than $2.50.

10.   Please include a separate risk factor discussing the possibility that you may not be able to access the financing commitment under the agreement with Lambert. It appears that a variety of factors could operate to make the Lambert financing unavailable to you or available in limited amounts. In this regard, consider addressing the following:

- Lambert has entered into similar agreements with at least four other companies that have filed documents with the SEC and has committed to provide—but has not yet provided—over $400 million, and it is, therefore, possible that Lambert may prioritize funding of other companies over yours.

- If your securities are not traded on an exchange, no funding through the Lambert agreement will be available to you.

- Even if your securities are traded on an exchange, a low stock price and/or limited trading volume could prevent you from accessing funding from this source or limit the amounts available to you.

- You will not be permitted to issue a draw down notice until you register the shares issued to Lambert in an effective registration statement with the SEC or provide "freely tradeable, unrestricted shares," which you may not be able to do.

- Even if you issue draw down notices, Lambert may not have sufficient resources to fund the share purchases.

In addition, where you reference potential financing through your agreement with Lambert throughout the prospectus, please revise to also clearly state that such financing is not assured.

Item 7. Plan of Distribution, page 19

11.   Please disclose the natural person(s) who hold voting and/or investment control over the company common stock beneficially owned by Lambert Private Equity.

Item 9, Interests of Named Experts and Counsel, page 23

12.   In reference to the financial statements included in the prospectus and offering, please provide the name of your auditor as an expert in auditing and accounting.

Business Description, page 24

13.   When discussing your acquisition strategy throughout the prospectus, please disclose you currently do not have funding to make any acquisitions and disclose the amount of funding you need to implement your acquisition strategy.

Consolidated Financial Statements for the Fiscal Quarter Ended September 30, 2014

Consolidated Statements of Cash Flows, page F-13
Consolidated Statements of Operations, page F-14

14.   Please revise the titles to properly reflect the names of each of the respective financial statements. It appears you have mistitled the two financial statements.

Management's Discussion and Analysis

Capital Resources and Liquidity, page 27

15.   Referencing the $75,000 business loan entered into in May 2014, please update your
        outstanding balance at September 30, 2014. Please also tell us and disclose whether
        management believes it has sufficient working capital and liquidity for the next twelve
        months of operations.

16.   We note your response to comment 12 regarding our request for you to file as an exhibit
        the business loan and security agreement entered into in May 2014. We note you have
        filed a slide deck with the broad details of your agreement. Item 601 of Regulation S-K
        requires material contracts to be filed with a registration statement. As we previously
        noted, if appropriate, you may request confidential treatment for specified portions of the
        agreement that you file as an exhibit pursuant to Rule 406 of the Securities Act of 1933.
        For guidance, refer to Staff Legal Bulletin No. 1, as revised, available on our website at
        http://www.sec.gov/interps/legal.shtml. Please file the agreement as an exhibit.

17.   We note your response to comment 15 regarding the material terms of the warrant issued
        to Georgia Peaches, LLC in the November 2013 financing. Please include the substance
        of your response in the registration statement. However, clarify your response by
        explaining why you mean by your statement that "[t]he warrant was then canceled and a
        stock certificate was issued to Georgia Peaches, LLC." Disclose whether this means that
        Georgia Peaches exercised the warrant according to its terms. If not, please explain the
        material terms of the transaction. Lastly, disclose the material terms of the warrant that
        was initially issued to Georgia Peaches, LLC, as previously requested. Update your
        disclosure under "Item 15. Recent Sales of Unregistered Securities" to separately disclose
        the issuance of the warrant and the issuance of stock following the cancellation of the
        warrant.

Certain Relationships and Related Transactions, page 34

18.   Please remove reference to Mr. Kovie preforming underwriting services since this is a
        selling shareholder offering.

Item 15. Recent Sales of Unregistered Securities, pages 35 and 36

19.   Please revise your disclosure regarding the issuance of the commitment shares to
        Lambert to separately disclose when you issued Lambert 200,000 shares and when you
        reissued the stock certificate in the amount of 80,000 shares.

20.   Please tell us and/or revise the number of shares sold to investors from February 12, 2014
        through July 30, 2014 as it appears that 20,200 shares were sold during this period.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Ben Skjold, Esq.
        Daniel Gallagher